

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 21, 2017

<u>Via E-mail</u>
Larry Kristof
Chief Executive Officer
Mantra Venture Group Ltd.
#1562 128th Street
Surrey, British Columbia, Canada V4A 3T7

> **Re: Mantra Venture Group Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 25, 2017**
> **File No. 000-53461**

Dear Mr. Kristof:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Quorum, page 1

1.   Please revise to clarify how you became aware a quorum will be present at the Meeting.

Voting Requirements, page 1

2.   Please reconcile the three-fourths voting threshold listed here with the majority threshold listed on page 2. Please also revise to briefly clarify what you mean by "votes properly cast on the matter."

Proposal 1, page 2

3.   We note that you are asking your shareholders to approve a change in legal domicile to Nevada from British Columbia, Canada. It appears that this transaction should be

registered pursuant to Section 5 of the Securities Act of 1933. Please revise onto a form that allows you to register the offering of the securities to be issued pursuant to the Continuation, or advise. For guidance, refer to Securities Act Rules Compliance & Disclosure Interpretation 539.03.

4.   We note that the Continuation will result in an exchange of all outstanding shares for an equivalent number of Nevada shares. Please revise the filing to provide the information required by Item 12(f) of Schedule 14A which calls for the information required by Item 13(a) of the schedule. Specifically, include financial statements of Mantra Venture Group Ltd. meeting the requirements of Regulation S-X and the disclosures required by Items 302, 303, 304 and 305 of Regulation S-K.

Certain Effects of the Change in State of Incorporation, page 3

5.   We note the changes in the "governing instruments" mentioned in the third paragraph of this section. Please revise to disclose the material differences between the securities to be exchanged, as set by these "governing instruments."

Proposal 2, page 4

6.   Please revise your disclosure to address the potential dilutive and anti-takeover effects of the proposed increase in the number of authorized common shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Sarah L. Walton, Esq.
     Pryor Cashman LLP